PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612


PROGEN ENDS THE HALF YEAR PREPARED TO BOLSTER ITS FINANCIAL FOUNDATION FOR PROCEEDING TOWARDS PI-88 REGISTRATION

BRISBANE, AUSTRALIA. 21 FEBRUARY 2007. Cancer drug development company Progen Industries (ASX: PGL, NASDAQ: PGLA), today announced the release of its interim results for the half-year ending 31 December 2006.

The overall loss of $10.95 million was substantially up on the previous corresponding period loss of $2.88 million as it includes the financial impact of those transactions booked on the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation (Medigen), totaling $5.04 million.

Excluding the one-off impact of these transactions the half-year loss amounts to $5.91 million which is within the Company's forecasts and consistent with the increase in expenditures on the planned Phase III trial of PI-88 in post-resection liver cancer.

KEY  FINANCIAL  POINTS

     - Solid cash position with cash assets of $30.03 million which includes the private placement of $20 million, completed late December 2006, but excluding the $5.36 million raised through the Share Purchase Plan that closed early February 2007. The capital raised will be used to partially fund the Phase III clinical development of PI-88 in post-resection liver cancer.

     - The results include $1.53 million in expenditures incurred on the planned Phase III trial of PI-88 in post-resection liver cancer. These expenditures included transferring the last steps of the PI-88 manufacturing process to a U.S. FDA cGMP facility in readiness for the manufacture of PI-88 API for the Phase III trial; long-term animal toxicity studies; and fees paid to clinical and regulatory consultants.

Further expenditures will be incurred in the next six months on time-critical items in relation to the planned Phase III trial. These are likely to include completion of the manufacture of PI-88 API; pack and fill of PI-88 API; regulatory approvals and consultants.

Progen announced on 16 January 2007 that it had bought back its royalty obligation from Medigen allowing Progen to develop and commercialise PI-88 as rapidly as possible and with maximum flexibility. In these half-year results we have booked the financial impact of those transactions that took place on the execution of this agreement. There is likely to be additional financial impact in the next six months dependent upon when Medigen achieve certain clinical milestones.

HALF  YEAR  MILESTONES  AND  THE  ROAD  AHEAD
The half year ending 31 December 2006 culminated with the announcement of positive preliminary data from the Company's Phase II clinical trial assessing PI-88 as a liver cancer therapeutic. This was one of Progen's key achievements over the past six months and has given us the confidence to proceed as rapidly as possible to a Phase III trial in this disease.

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

The feedback from the FDA meeting in April 2006 has laid the foundation for Progen to take PI-88 through to a Phase III clinical development program three years faster than anticipated. Since the Company received the official response from the FDA regarding the End-of-Phase II meeting, Progen has planned the international registration strategy, commenced the identification of an international Contract Research Organisation (CRO) to assist us in the execution of this Phase III trial, produced in-house the PI-88 Phase III starting material and engaged a US FDA cGMP facility to manufacture the PI-88 API for the Phase III trial. The technology transfer of this part of the manufacturing process is now complete.

Mr Justus Homburg, Progen's CEO, commented, "While awaiting the final Phase II data analysis, we will continue to drive as hard as we possibly can to get the Phase III trial program underway. This has been reflected in our increased spend in the past 6 months and our confidence to buy back our royalty obligation to Medigen. At the same time, we are accelerating the development of our other compounds in the discovery and pre-clinical phases of development."

"In the longer term, we anticipate being in a position to increase the value of Progen via a range of opportunities including possible in-licensing opportunities or merger and acquisition opportunities that leverage all of our core capabilities and transform ourselves into a globally competitive sustainable biotechnology company."

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:

- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- MANUFACTURING SERVICES - PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

KEYWORDS  -  Progen,  cancer,  PI-88.

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

Notice of General Meeting               www.progen.com.au/?page=nepress2007.html
                                        ----------------------------------------
SPP exceeds expectations                www.progen.com.au/?page=nepress2007.html
                                        ----------------------------------------
Progen buys back royalty from Medigen   www.progen.com.au/?page=nepress2007.html
                                        ----------------------------------------
Capital Raising to Progress PI-88
to Phase3                               www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
Preliminary Results for Phase II
liver cancer trial                      www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
Manufacturing Clearance for Phase III   www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
PI-88 mode of action                    www.progen.com.au/?page=repi-88.html
                                        ------------------------------------
Progen's drug development pipeline      www.progen.com.au/?page=pihome.html
                                        -----------------------------------
Progen Industries Ltd                   www.progen.com.au
                                        -----------------

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

MEDIA AND INVESTOR      PROGEN INFORMATION:
RELATIONS:

Rebecca Piercy          Justus Homburg                Linton Burns
Buchan Consulting       Chief Executive Officer       Chief Financial Officer
(02) 9237 2800 / 0422   Progen Industries Limited     Progen Industries
916 422                 justus.homburg@progen.com.au  linton.burns@progen.com.au
rpiercy@bcg.com.au      Ph: 61 7 3842 3333            Ph:  61 7 3842 3333

--------------------------------------------------------------------------------
This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.
--------------------------------------------------------------------------------